October 7, 2004

Mail Stop 0408

By U.S. Mail and facsimile to (202) 434-4661
Mr. John N. Hopkins
President and Chief Executive Officer
Kearny Financial Corp.
250 Valley Boulevard
Wood-Ridge, New Jersey 07075

Re:	Kearny Financial Corp.
	Form S-1 filed on September 3, 2004
	File Number 333-118815

Dear Mr. Hopkins:


	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. Please include an updated consent of the independent auditors in the pre-effective amendment.

2. Throughout the document, discussions about the merger with West Essex Bancorp state that the acquisition was completed July 1, 2003, however, in the financial statements, Footnote 2 - Business Combinations, you state that the purchase of the common stock occurred on July 1, 2004. Please revise such references throughout your entire document to consistently reflect the actual date of this merger.

Cover Page
3. We note that 401(k) participants will be receiving a supplement to the prospectus that describes their rights. Please advise whether or not that supplement will be filed as an exhibit to the registration statement and if not please advise why not.

4. Briefly describe the fee that will be paid to Sandler O`Neill.

Summary - page 1
5. Please revise to clarify that the total loans are reported gross of deferred fees and the allowance for loan losses.

Receiving a Prospectus and an Order Form - page 5
6. Please clarify what you mean by the expiration date and throughout the registration statement. Do you mean to say the expiration date of the subscription offering?

How We Determined the Offering Range and the $10.00 Price Per Share - page 5
7. Consider including disclosure regarding the after-market performance for peers during the past eighteen to twenty-four months to provide a background on the performance of comparable institutions.

Stock Trading Multiples of Mutual Holding Companies on a Fully Converted Basis - page 6
8. There is no legal requirement to fully convert.   Please provide
both tabular and narrative disclosure regarding national peer group trading multiples and a comparison with the registrant without the "fully converted" assumption.

Stock Benefit Plans for Management - page 7
9. On page 7 of the summary, you state that the ESOP will purchase 8.0% of the shares sold in the offering, but the table on page 8 shows the ESOP as holding only a 2.4% interest. Please clarify the amount you expect the ESOP to hold after the offering is complete.

Our Policy Regarding Dividends - page 8
10. The first sentence is not helpful to investors. If the directors intend to pay a dividend, please say so. If there are no plans, understandings or agreements to pay a dividend, then say that. In this connection, it is unclear what that last bullet point on page 109 is referring to. Please advise and revise here and on page 19.

Risk Factors - page 9
An Increase in Interest Rates is Expected to Adversely Affect Our Earnings - page 10
11. Consider expanding your disclosure on rising interest rates in the last sentence of the second paragraph to include your discussion in the second to last paragraph on page 41 about your vulnerability to an increase in interest rates. This will provide greater specificity to your risk factor.

Persons who purchase stock in the offering will own a minority...- page 13
12. In addition to discussing that Kearny MHC will own a majority of Kearny Financial Corp.`s common stock and will exercise voting control over most matters, consider disclosing the risks imposed by the restrictions in the charter and bylaws as mentioned on pages 117 and 118 regarding the classified board of directors, special meetings of shareholders, lack of cumulative voting and the procedures for stockholder nominations.

We operate in a highly regulated environment - page 14
13. To the extent possible, avoid discussions of generic risks that typically apply to most financial companies/institutions or banks. Please revise to discuss how this and similar risk factors make the offering speculative or risky, or replace this language with specific disclosure of how you would be affected.

Selected Financial and Other Data - page 16
14. Please revise to include the following here or in an alternatively suitable location pursuant to Item IV (3) of Industry Guide 3 and Item 301 of Regulation S-K:

* Dividend payout ratio
* Cash dividends paid per share
* Net income per common share

Use of Proceeds - page 18
15. Reference is made to the first sentence in this section. Please provide us with supplemental support for this statement, and please anticipate that we may ask you to disclose that information in the prospectus. We note your current capitalization and the lack of specificity in the use of proceeds. If the reason for this filing is to become a public company, please say so.

Capitalization - page 20
16. Please more clearly disclose how you calculated the additional paid in capital for the pro forma capitalization table with sufficient detail to allow the reader to recalculate the amounts presented.

17. Footnote 7 to the capitalization table states that the common stock acquired by the restricted stock plan should be 2.0% of the total number of shares outstanding, however, the amount listed as outstanding for the restricted stock plans equals approx. 7% of stock
to be outstanding after completion of the offering.   Please revise to
clarify the amount to be outstanding for the restricted stock plan.

Table of historical and pro forma data - page 23
18. The gross proceeds in the table do not agree to the pro forma common stock and additional paid in capital total. Please revise to clarify the amount to be received as proceeds.

19. The pro forma stock holder`s equity column for the maximum as adjusted information does not foot. Please revise this table to reflect the correct amount.

20. We note that you assume a pro-forma after tax yield on the net proceeds of 1.24% using an effective tax rate of 40.85%. However, in footnote 15 of the financial statements on page F-31, the effective tax rate for 2004 was 38.82%. Please disclose why the effective tax rate of 40.85% was used.

21. We note that you use 4.0 percent as the minimum core capital requirement for the purposes of this table. We also note that in footnote 4 to the table that this is the range for all institutions that have a rating other than the highest from the Office of Thrift Supervision. However, in footnote 14 to the financial statements, the percentage used for core capital is 3%, indicating that you have earned the highest rating. Please revise to explain the discrepancy in the required minimum core capital ratios.

22. Please tell us how you calculated the amount presented as the tangible capital requirement for the minimum offering range.

Historical and Proforma Capital Compliance - page 25
23. Please tell us why the core capital in the proforma capital compliance table is $8,000 higher than the tangible capital for the minimum offering range.

Management`s Discussion and Analysis...- page 27
24. We note your general discussion on page 27, however, your disclosure could benefit from an overview that describes your financial condition and results of operation. Refer to III.A of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

25. The discussion and analysis of known trends, demands, commitments, events and uncertainties is necessary to an understanding of a company`s performance. Please discuss material known trends and uncertainties regarding your financial condition and the results of operations. We see that there are fluctuations in the balance sheet line items of Investment Securities Held to Maturity, Mortgage-Backed Securities Held to Maturity and Cash and Cash Equivalents. In addition, the performance ratio on the allowance for loan losses to non-performing loans increased at fiscal year-end 2004 over the prior four fiscal year-ends. Refer to III.B.3 of Release Number 33-8350 regarding MD&A, dated December 29, 2003.

26. Please revise your MD&A include a separately captioned section discussing your off balance sheet arrangements as required by Rule
303.4 of Regulation S-K.

Critical Accounting Policies - page 29
27. Please revise this section to address the following for each critical accounting policy:

* Discuss what specific "future events" could occur and what impact these events could have on reported results.
* Discuss how accurate your estimates and assumptions have been in the past and how much actual results varied from those estimates.
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.
* Discuss the impact of the above factors in connection with the provision for loan losses.
Refer to Section C of Release No. 33-8098/34-45907.

28. Please revise the critical accounting policies discussion to include all accounting policies that could have a material impact on the income statement, such as goodwill and investment security impairment evaluations.

29. Your discussion of the decrease in non-interest expense related to merger expenses on page 33 states that the expense decreased from $14.9 million in 2003 to $592,000 million in 2004. The merger expenses reported in the 2004 financial statements on page F-3 report merger expenses of $592 thousand. Please revise to correct this discrepancy and to present the correct amount in each disclosure.

30. Your discussion of the changes in non-interest income from June 30, 2003 to 2002 on page 37 indicates that there was minimal change between those periods. Consider revising your discussion to include a conclusion about whether this was consistent with management`s expectations based on the operations of the company.

Comparison of Operating Results for the Years Ended June 30, 2004...- page 30
31. In the second sentence of the first full paragraph on page 31, please determine whether or not you want the amount of the loans to be $47 million.

32. On the first line of the fourth full paragraph on page 33, please determine whether or not you want the amount of merger-related expenses to be $592,000.

Average Balance Sheet - page 39
33. Please revise this table as well as the Rate Volume Analysis on page 40 to separately break out Securities purchased under agreements to resell as required by Item I.A of Guide 3.

Liquidity and Commitments - page 42
34. Please revise the liquidity discussion to include your plans to obtain replacement funding in the event that the company is unable or unwilling to pay market rates on the significant amount of maturing certificates of deposit. Alternatively, please revise the discussion of your assertion that you have the ability to retain the majority of these deposits to include the specific reasons why you believe this to be true.

35. We note in the Management of Interest Rate Risk and Market Risk section on page 41 that you have approximately 80.7% of the loan portfolio invested in fixed rate loans with maturities of greater than one year. Please revise your discussion to explain the effects on liquidity of the lowered rate of fixed rate loan prepayments if a rising interest rate environment were to occur.

36. Please include a discussion of how much of the investment portfolio is available to pledge as collateral in order to obtain secured borrowings.

37. Please revise this discussion to include discussion of material commitments for capital expenditures, the general business purpose of the commitments and discussion of your anticipated sources of funds needed to fulfill these commitments.

Business of Kearny Federal Savings Bank - page 47
Lending Activities - page 55
38. We note in your discussion on page 55 that you have purchased loans with limited recourse. Please include a detailed description of the recourse provisions in your discussion.

39. Your discussion of loan delinquencies and collection procedures on page 56 states that the bank modifies the loan, grants a limited moratorium of loan payments, and that you work with the borrower to establish a repayment schedule to cure the delinquency. However, in your non-performing assets table on page 57, there is no disclosure regarding troubled debt restructurings. Please revise your table to include such information if the company had troubled debt restructurings, or alternatively, please disclose that there were no such loans outstanding for the periods presented. Refer to Item IIIC.1.c of Guide 3.

Securities Portfolio - page 62
40. We note on page 63 that you state your securities portfolio does not contain securities of any issuer with an aggregate book value in excess of 10% of your equity. Please revise the disclosure to state that Federal Home Loan Mortgage Corporation and Federal National Mortgage Association mortgage backed securities are issuers exceeding 10% of stockholder`s equity since they do not qualify as securities issued by the U.S. Government or U.S. Government agencies and corporations. In addition, include the aggregate book value and aggregate market value for each issuer. Refer to Item IIC of Guide 3.

Dividend and Other Capital Distribution Limitations - page 77
41. Please explain whether or not the likelihood of Kearny Federal Savings Bank filing an application rather than a notice for capital distributions makes the remittance or the amount of dividends less likely, and if so, please consider including this as a risk factor. We note that Kearny Financial Corp. is not subject to the capital distribution rules of the Office of Thrift Supervision.

Regulation - page 73
Transactions with Related Parties - page 78
42. Several subsections of "Regulation" discuss applicable statutory requirements without applying them to Kearny Financial Corp. For example, you discuss issues for related party transactions without discussing Kearny Financial Corp.`s actual transactions with related parties. If there are none, please state so. We note that you also have mentioned this information in the financial notes. Please apply your discussion of regulations to Kearny Financial Corp. throughout this section.

Proposed Stock Purchases by Management - page 95
43. Please revise the tabular presentation of the shares to be purchased by management to include the percentage of total shares outstanding. Refer to Item 403b of Regulation S-K.

Community Offering - page 101
44. Please define what you mean by preferred purchasers in the third to last paragraph.

Where you can Find Additional Information - page 120
45. Please delete the qualification at the end of the first paragraph.

Consolidated Financial Statements
Audit Opinion - page F-1
46. Please have your independent accountant provide an audit opinion that addresses the following:
* the city and state where the opinion was issued. Refer to Item 210.2-02 (a) of Regulation S-X.
* a separate emphasis of matter paragraph to discuss the restatement and cross-reference to your footnote disclosure of the restatement. Refer to paragraph .19 of AU section 508.

Balance Sheet - page F-2
47. Please revise to reclassify Federal funds purchased as a liability. Refer to AIPCA Depository and Lending Institutions,
Chapter 14, paragraph 3. Alternatively, please revise this balance sheet caption to Federal funds sold.

48. Please separately state on the balance sheet the amount of your allowance for losses and unearned income. Refer to Item 9.03.7 of Regulation S-X.

49. Please separately state the amounts of non-interest bearing deposits and interest bearing deposits. Refer to Item 9.03.12 of Regulation S-X.

Consolidated Statements of Changes in Stockholder`s Equity - page F-4
50. You report amounts for issuance and repurchase of preferred stock and payments of dividends to preferred stockholders in the Consolidated Statement of Cash Flows on page F-5. Please revise the Consolidated Statement of Changes in Stockholder`s Equity to reflect all stock and dividend activity. Refer to Rule 3-04 of Regulation S-X.

51. The retained earnings caption of the Statement of Stockholder`s Equity states that retained earnings is substantially restricted. Please revise to disclose the restrictions on retained earnings and the impact on your ability to pay dividends. Refer to Rule 4-08(e) of Regulation S-X.

52. Revise your footnotes to clearly disclose the regulatory restrictions on the payment of dividends from Kearny Federal Savings Bank to Kearny Financial Corporation.

Note 1.  Summary of Significant Accounting Policies - page F-8
53. Please revise to include a disclosure that describes the specific manner in which the carrying amount of goodwill is assessed for recoverability and how any impairment would be measured. Refer to the guidance of SFAS 142.

54. Please revise to include a description of your policy for accounting for construction in progress, to include any overhead allocated, interest during construction and other carrying costs.

55. Please include a description of your policy to take possession of securities purchased under agreements to resell and whether or not there are any provisions to ensure that the market value of the underlying assets remains sufficient to protect you in the event of default by the counterparty and if so, the nature of those provisions. Refer to Rule 4-08(m) of Regulation S-X.

56. Please revise your loan accounting policy disclosures to clearly detail your policies including the triggers used, for each of the following:
* Placing loans on non-accrual status
* Resuming accrual of interest
* Charging off uncollectible loans
* Determining past due or delinquency status
Refer to paragraph 13 of SOP 01-06.

57. Please revise to clearly describe how you determine when an other-than-temporary impairment has occurred in your investment portfolio. Revise to specifically discuss your application of the impairment provisions of EITF 99-20 in determining whether an other-than-temporary impairment has occurred on mortgage-backed securities and any other securities that are included in the scope of EITF 99-20.

58. Please revise to describe how you determine the fair value of your investment securities. The disclosure should specifically confirm that you use quoted market prices when available.

Note 2. Business Combinations - page F-10
59. While we are aware of the guidance of paragraph 60 of SFAS 141 regarding mergers of mutual entities, it is still unclear why your presentation of the transactions as poolings of interest is appropriate. Please revise to address the following regarding your mergers with Pulaski Bancorp and West Essex Bancorp:
a. Please tell us the terms and details of each of these transactions, including the timing, consideration exchanged, etc.
b. Please tell us in detail how you determined that the mergers with the subsidiaries of Pulaski Bancorp and West Essex Bancorp qualify for the pooling of interest method of accounting for business combinations. Tell us the GAAP literature on which you relied in making this determination.
c. Specifically and separately identify how each of the transactions met each of the criteria required by paragraphs 45-48 of APB 16.
d. Tell us how you considered the guidance of AIN 25 and 26 of APB 16.

Note 6.  Loans Receivable - page F-14
60. On page F-15, you state that there were no loans that were considered to be impaired, however your tabular disclosure regarding impaired loans and related amounts recorded in allowance for loan losses states that there is $256,000 and $229,000 in impaired loans as
of June 30, 2004 and 2003 respectively.   Please revise your
disclosure to clarify what the balance of impaired loans is.

Note 10. Goodwill and Other Intangible Assets - page F-18
61. Please revise to disclose the method used for depreciating the core deposit intangible.

62. Please revise to disclose the gross carrying amount and accumulated amortization of the core deposit intangible. Refer to paragraph 45a of SFAS 142.

63. Please revise to disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to paragraph 45c of SFAS 142.

Note 12.  Advances from FHLB - page F-19
64. Please disclose any early call or redemption features of the advances from the FHLB. If none exist, disclose that fact.

Note 13.  Benefit Plans - page F-20
65. You state on page F-22 that the expected long-term rate of return on assets was not based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan`s target allocation of asset classes. Please revise the disclosure to state what the expected rate of return was based on and tell us how you determined that your methodology for selecting the rate was appropriate. Refer to paragraph 5.d.2 of FASB 132(R).

66. You state on page F-24 that Pulaski Savings Bank and West Essex Savings Bank both had incentive stock option plans. Please revise to include a description of the method used to value any stock options granted prior to the merger but which are included in your consolidated results of operations. Disclose the significant assumptions used in estimating the fair values of options, including the following weighted-average information: (1) risk-free interest rate, (2) expected life, (3) expected volatility, and (4) expected dividends for all options granted prior to the merger for the years presented.

67. If the awards were accounted for under the intrinsic value method of Opinion 25 for any period for which an income statement is presented, please revise your disclosure in the Summary of Significant Accounting Policies to include a tabular presentation of the following
information for all periods presented:   (1) Net income and basic and
diluted earnings per share as reported (2) The stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported (3) The stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value based method had been applied to all awards (4) Pro forma net income as if the fair value based method had been applied to all awards (5) Pro forma basic and diluted earnings per share as if the fair value based method had been applied to all awards. Refer to paragraphs 45-48 of SFAS 123.

Note 14.  Regulatory Capital - page F-28
68. Please revise your reconciliation of GAAP capital to regulatory capital on page F-29 to reconcile GAAP capital as presented on the balance sheet to the capital amount used in determining the bank`s compliance with regulatory capital ratio requirements.

 Note 15.  Income Taxes - page F-31
69. Tell us how you calculated your effective income tax rate. Please revise your disclosure to include all items considered in the calculation so as to be more transparent to the reader.

Note 18.  Parent Only Financial Information
Statements of Cash Flows - page F-39
70. Please supplementally tell us how you determined that the Other Items in the cash flows from operations qualifies to be reported as net. Refer to paragraph 11 of FASB 95.

Exhibit 5.1
71. Please state whether or not the shares are duly authorized and include the law of the jurisdiction under which you will issue your opinion.

*	*	*

Closing Comments


As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* if the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Rebekah Moore at (202) 824-5482 or Kevin Vaughn at
(202) 942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 824-5301 or me at (202) 942-2889 with any other questions.


						Sincerely,



						William Friar
						Senior Financial Analyst


cc:	Samuel J. Malizia, Esq.
	Tiffany A. Hasselman, Esq.
	Malizia Spidi & Fisch, PC
	1100 New York Avenue, NW - Suite 340 West
	Washington, DC  20005
Mr. John N. Hopkins
Kearny Financial Corp.
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